Form 4
FORM 4 [ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Files pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Allan Schuman Ecolab Inc. 370 Wabasha Street N. St. Paul, MN 55102 US	2. Issuer Name and Ticker or Trading Symbol Ecolab Inc. (ECL)		6. Relationship of Reporting Person(s) to Issuer Director Officer ________________________ Chairman of the Board & CEO
	3. IRS or Social Security Number of Reporting Person (voluntary)	4. Statement for Month/Day/Year 4/30/2003	7. Individual or Joint/Group Filing Form filed by One Reporting Person
5. If Amendment, Date of Original (Month/Day/Yr) Original Date N/A

Table I-Non-Derivative Securities Acquired,Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price
Common Stock								13,677.402 (1)	I	By Ecolab Savings Plan
Common Stock	4/30/03		M		175,000	A	$49.00		D
Common Stock	4/30/03		S		175,000	D	$51.23	294,650	D
Table II-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date if any (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Ex-piration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)	10. Ownership Form of Derivative Security: Direct(D)or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$49.00	04/30/03		M			175,000	(2)	5/20/03	Common Stock	175,000		344,900	D
Explanation of Responses
(1) Number of UNITS owned by the reporting person in the Ecolab Stock Fund of the Ecolab Savings Plan (401(k) Plan) as of March 31, 2003. (2) Represents a special, premium-priced option (the exercise price is approximately 75% greater than the market price of the issuer's Common Stock on the date of grant) granted to reporting person on February 20, 1998 in conjunction with the adoption by the issuer of a five-year strategic plan targeting aggressive growth goals ("Premium-Priced Options"). As of April 30, 2003, an aggregate of 664,400 Premium-Priced Options granted to executives of the issuer remain exercisable and outstanding. All Premium-Priced Options expire on May 20, 2003.

**Intentional misstatements or omissions of facts constiute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Signature of Reporting Person: /s/ David F. Duvick, as Attorney-in-fact on	Date: 5/1/2003